
05005029


ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22882259/2260/1256

1st January, 2005

82-3470

The Secretary
National Stock Exchange
of India Ltd.
Exchange Plaza, 5th floor
Plot No. C/1, G Block
Bandra-Kurla Complex,
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
The Stock Exchange, Mumbai
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Association Ltd.
7, Lyons Range
Kolkata 700 001

SUPPL


SEC MAIL PROCESSING
RECEIVED
JAN 0 6 2005
WASH, D.C. 179 SECTION

Dear Sirs,

Amalgamation of ITC Hotels Limited and Ansal Hotels Limited with ITC Limited

We write to advise that pursuant to the Order of the Hon'ble High Court at Calcutta, the Notice for hearing of the Petition for confirmation of the Scheme of Amalgamation of ITC Hotels Limited and Ansal Hotels Limited with ITC Limited was published on 1st January, 2005, in the Kolkata additions of 'The Economic Times', 'The Statesman' and 'Sambad Pratidin'. Three copies each of the newspaper clippings of the said advertisement are enclosed.

Yours faithfully,
ITC Limited

(R. K. Singhi)
Deputy Secretary

Encl. as above

PROCESSED
JAN 11 2005
THOMSON
FINANCIAL

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

2 THE STATESMAN

KOLKATA SATURDAY 1 JANUARY 2005

COMPANY NOTICE

Company Petition No. 551 of 2004 Connected with Company Application No. 647 of 2004 In the High Court at Calcutta Original Jurisdiction

In the Matter of:
The Companies Act, 1956

And

In the Matter of:
An Application under Sections 391(2) and 394 of the said Act.

And

In the Matter of:
ITC Limited, an existing Company within the meaning of the Companies Act, 1956, having its registered office at Virginia House, 37, Jawaharlal Nehru Road, Kolkata-700071, within the aforesaid jurisdiction.

... Petitioner.

NOTICE

A petition under Sections 391(2) and 394 of the Companies Act, 1956 for confirmation of a Scheme of Amalgamation of ITC Hotels Limited and Ansal Hotels Limited with the petioner, namely ITC Limited, was presented by the said petitioner on the 7th day of December, 2004 and the said petition is fixed for hearing before the Hon'ble Judge taking Company Matters on the 17th day of January, 2005. Any person desirous of supporting or opposing the said petition should send to the petitioner's Advocates notice of his intention, signed by him or his Advocate, with his name and address so as to reach the petitioner's Advocates not later than two days before the date fixed for hearing of the petition. Where he seeks to oppose the petition, the grounds of opposition or a copy of his affidavit should be furnished with such notice. A copy of the petition will be furnished by the undersigned to any person requiring the same on payment of the prescribed charges for the same.

Dated this 27th day of December, 2004.

Sd/-
(Aniket Agarwal)
Khaitan & Co., Advocates
for the petitioner
abovenamed
1B, Old Post Office Street
Kolkata-700001

B22493


37, J. L. Nehru Road, KOLKATA-71
ITC Limited

THE ECONOMIC TIMES KOLKATA
SATURDAY 1 JANUARY 2005

Company Petition No. 551 of 2004
Connected With
Company Application No. 647 of 2004

In the High Court at Calcutta

Original Jurisdiction

In the Matter of :
The Companies Act, 1956.

And

In the Matter of :
An application under Sections 391(2) and 394 of the said Act.

And

In the Matter of :
ITC Limited, an existing Company within the meaning of the Companies Act, 1956, having its registered office at Virginia House, 37, Jawaharlal Nehru Road, Kolkata 700 071, within the aforesaid jurisdiction.

....**Petitioner.**

NOTICE

A petition under Sections 391(2) and 394 of the Companies Act, 1956 for confirmation of a Scheme of Amalgamation of ITC Hotels Limited and Ansal Hotels Limited with the petitioner, namely ITC Limited, was presented by the said petitioner on the 7th day of December, 2004 and the said petition is fixed for hearing before the Hon'ble Judge taking Company Matters on the 17th day of January, 2005. Any person desirous of supporting or opposing the said petition should send to the petitioner's Advocates notice of his intention, signed by him or his Advocate, with his name and address so as to reach the petitioner's Advocates not later than two days before the date fixed for hearing of the petition. Where he seeks to oppose the petition, the grounds of opposition or a copy of his affidavit should be furnished with such notice. A copy of the petition will be furnished by the undersigned to any person requiring the same on payment of the prescribed charges for the same.

Dated this 27th day of December, 2004.

Sd/-
(Aniket Agarwal)
Khaitan & Co., Advocates
for the petitioner abovenamed
1B, Old Post Office Street,
Kolkata 700 001



ITC Limited
37, J. L. Nehru Road, KOLKATA-71

কোম্পানি বিজ্ঞপ্তি

২০০৪ সালের ৬৪৭ নম্বর কোম্পানি আবেদনপত্রের সম্পর্কক্রমে ২০০৪ সালের ৫৫১ নম্বর কোম্পানি দরখাস্ত কলকাতাস্থ হাইকোর্টে আদিম অধিক্ষেত্র নিম্নোক্তের সম্পর্কে : ১৯৫৬ সালের কোম্পানিজ অ্যাক্ট,

—এবং—

নিম্নোক্তের সম্পর্কে : উক্ত আইনটির ৩৯১(২) ও ৩৯৪ ধারার অধীনে একটি আবেদনপত্র

—এবং—

নিম্নোক্তের সম্পর্কে :
উপরোক্ত অধিক্ষেত্রের মধ্যে ভার্জিনিয়া হাউস, ৩৭, জওহরলাল নেহরু রোড, কোলকাতা-৭০০০৭১ ঠিকানায় স্বীয় রেজিস্টার্ড অফিসসম্পন্ন এবং ১৯৫৬ সালের কোম্পানিজ অ্যাক্টের অর্থাধীনের বিদ্যমান একটি কোম্পানি— আইটিসি লিমিটেড।

...দরখাস্তকারী।

বিজ্ঞপ্তি

'আই টি সি লিমিটেড' নামীয় অত্র দরখাস্তকারীর সঙ্গে আইটিসি হোটেলস লিমিটেড এবং আনসাল (Ansal) হোটেলস লিমিটেডের সংযুক্তিকরণের একটি প্রকল্প অনুমোদন করার জন্য ১৯৫৬ সালের কোম্পানিজ অ্যাক্টের ৩৯১(২) ও ৩৯৪ ধারার অধীনে একটি দরখাস্ত ৭ ডিসেম্বর, ২০০৪ তারিখে উক্ত দরখাস্তকারী কর্তৃক দাখিল করা হয়েছে এবং উক্ত দরখাস্তটি ১৭ জানুয়ারি, ২০০৫ তারিখে কোম্পানি বিষয়সমূহ গ্রহণকারী মহামান্য বিচারপতির সমীপে শুনানির জন্য নির্দিষ্ট করা হয়েছে। উক্ত দরখাস্তটির সমর্থন অথবা বিরোধিতা করতে ইচ্ছুক যে কোনও ব্যক্তি নিজের নাম ও ঠিকানাসহ তাঁর নিজের অথবা তাঁর অ্যাডভোকেটের সই করা স্বীয় অভিপ্রায়মূলক বিজ্ঞপ্তি অত্র উল্লেখিত দরখাস্তকারীর অ্যাডভোকেটের কাছে এমনভাবে পাঠাবেন, যাতে তা দরখাস্তটির শুনানির জন্য নির্দিষ্ট তারিখের অন্তত দুইদিন পূর্বে উক্ত দরখাস্তকারীর অ্যাডভোকেটের কাছে পৌঁছয়। যদি তিনি বিরোধিতা করতে চান, তবে সেক্ষেত্রে বিরোধিতার কারণগুলি অথবা তাঁর হলফনামার একটি প্রতিলিপি এরূপ বিজ্ঞপ্তির সঙ্গে পেশ করতে হবে। অত্র বর্ণিত প্রতিলিপির জন্য নির্ধারিত চার্জ আদায় দিয়ে তা পেতে ইচ্ছুক যে কোন ব্যক্তিকে নিম্নস্বাক্ষরকারী দরখাস্তটির একটি প্রতিলিপি দেবেন।

অত্র তারিখ ২৭শে ডিসেম্বর, ২০০৪

স্বাঃ (অনিকেত আগরওয়াল)
খৈতান অ্যান্ড কোং, উপরিনামীয় দরখাস্তকারীর পক্ষে,
অ্যাডভোকেটস,
১বি, ওল্ড পোস্ট অফিস স্ট্রিট,
কোলকাতা-৭০০ ০০১

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